Investor F&F Email and SMS Campaign


F&F Email & SMS 1
Immediately
No Response
F&F Email & SMS 2
After 7 Days

F&F SMS 1

Body: Hi! Hope you're well. KRAM is live on Wefunder! More info here: https://wefunder.com/kram/ *(90/160 char)*

F&F Email 1 – All In

Subject Line:
Alt 1: KRAM is live on Wefunder!

Body:
Hi [FNAME],

Hope you're well, we're excited to announce that KRAM is now live on Wefunder! This year we are gearing up for an exciting expansion to 380 Sprouts Farmers Market stores (nationwide!) which is a HUGE opportunity for KRAM *and* a challenge. Austin and I are experiencing tremendous growth and are thrilled to include you in our campaign.

I'll keep this email short - the details of our equity crowdfunding campaign on Wefunder can be found here. We are raising money so that we can further fuel our expansion. KRAM will share the benefits of its success with our family, friends, and customers, and we'd love for you to consider becoming an investor.

Our decision to provide equity in our company helps us grow and provides a way for our investors to enjoy the potential upsides of our success over time.

I appreciate your support and know you'll be cheering us along as we continue to build KRAM!

Thanks,

Ruth & Austin



PS: If you want to chat more about any of this, feel free to reach out → 619-541-5363

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

F&F Email 2 – [Non Response] All In

Subject Line:
Alt 1: RE: KRAM is live on Wefunder!

Body:
I know you're busy! Checking in to see if you have any feedback about our campaign.

We have a lot of exciting details about our upcoming crowdfunding raise on Wefunder that I'd love for you to see.

Thanks,

Ruth & Austin



Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.